Exhibit (c)(vii)(B)
Budget Speech

2010-11
New South Wales
Budget Paper No. 1

NEW SOUTH WALES
BUDGET SPEECH
Delivered on 8 June 2010
by the Honourable Eric Roozendaal MLC
Treasurer of New South Wales
Building for NSW’s Future
Introduction
Mr Speaker,
The last time I addressed this House, the world was a very different place. A year ago, I stood here and delivered a Budget to protect jobs, as we faced the worst economic crisis in over 75 years.
It was a Budget with infrastructure and services at its core. It was a Budget which secured our AAA credit rating. We supported jobs and lay the groundwork for the long-term growth of our economy.
This Government met the global economic challenge head-on and delivered. Our decisive and timely response positioned New South Wales to lead every other Australian state and territory into the recovery.
Today, we consolidate that recovery and take New South Wales forward into a new era of growth and progress.
The beacon of hope I talked about last year has lit the path to prosperity.
Today’s Budget builds on the foundations we laid a year ago and outlines the Keneally Labor Government’s vision for the future of this great State.
We will invest in what is important to NSW families — essential frontline services, new infrastructure and jobs — and take New South Wales forward along a path which is responsible, fully-funded and maintains our solid-gold AAA credit rating.

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Budget Result
Mr Speaker,
At the Half-Yearly Review last December — I forecast that as our economy recovered, we would return to surplus in 2010-11.
Today, I proudly announce New South Wales is — in fact — already back in the black. An impressive achievement thanks to sound financial management — a surplus two years earlier than forecast in last year’s Budget.
The Budget result for this year represents a $1.1 billion turnaround — and over the next four years, Budget surpluses will be worth a total of $3.15 billion.
That’s an average Budget surplus of around $800 million a year, a testament to our strong economic management — consistent with our record of delivering Budget surpluses.
At a time when many other economies around the world — particularly in Europe — are struggling, the financial position of our State is strong.
Without our record infrastructure stimulus and investment package — measures that the Liberals and Nationals did their best to block — the NSW economy would have gone backwards.
To consolidate and build on our recovery in this period of persistent global uncertainty, we will continue with the biggest infrastructure building program in the State’s history investing $62.2 billion in infrastructure over the next four years — supporting up to 155,000 jobs a year.
Economic Outlook
Mr Speaker,
In last year’s Budget, the global financial crisis meant New South Wales took a $10 billion hit to our four-year revenue forecast. The impact on this year’s Budget forecast is about $5 billion.
Despite this recovery, we cannot be complacent. The reduced revenue forecast is still a significant challenge — but one we can overcome with our strong economic management.
Our balance sheet is healthy today because of this Government’s long-held responsible fiscal strategy — using periods of strong revenue growth to reduce debt and other financial liabilities — and create a shock absorber for tough times.

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This Budget maintains our fiscal strategy and our record as responsible, and successful, economic managers. The early return to surplus means that general government net debt will now peak at 2.7 per cent of gross state product rather than the 3.9 per cent forecast last year.
This is projected to further decrease to 2.5 per cent by 2013-14 — a third of what the Coalition left New South Wales in 1995.
Mr Speaker,
Gross state product is now expected to post a 3 per cent turnaround compared to the forecast in last year’s Budget.
This is an $11.5 billion turnaround in the NSW economy over the past year.
That growth is expected to be led by the private sector, with higher consumer spending along with higher housing and business investment. The NSW economy is also forecast to grow at above-trend rates for the next two years. We are showing strength at a time when much of the world is still struggling.
Mr Speaker,
During the downturn, unemployment for 2010-11 was forecast to average 8.5 per cent. We are now seeing a strong recovery in the NSW labour market.
Today, unemployment is forecast to average 5.5 per cent for 2010-11.
That 3 per cent change — equivalent to nearly 110,000 jobs — is a measure of the success of the New South Wales and Commonwealth Governments’ decisive stimulus response.
Land, Housing and Construction Sector
Mr Speaker,
There’s good news in the vital NSW housing and construction sector.
The number of zoned lots on the fringe of Sydney is now at record levels and in recent months there has been growth in the number of residential building approvals. This Budget will provide a further boost to these positive trends.
We will introduce measures to get more houses built, to improve supply, and make it easier for people to buy a home.

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Mr Speaker,
I can announce, in an Australian first, that the Keneally Government will cut stamp duty to zero under the NSW Home Builder’s Bonus — a $140 million investment in the State’s property sector.
From July 1 this year, no one will pay stamp duty if they are buying a home worth up to $600,000 off-the-plan in the pre-construction stage.
That’s zero stamp duty on new homes and apartments — for two years.
Zero stamp duty for families and investors and zero stamp duty for up-sizers and down-sizers.
A saving of up to $22,490 — money straight back into the pockets of NSW families.
Further — if you buy a home worth up to $600,000 that is under construction or newly-completed, the Keneally Government will cut your stamp duty by 25 per cent.
That’s a saving of up to $5,623.
First home buyers will also benefit from the NSW Home Builder’s Bonus with total benefits of up to $29,490 giving young families an important head start.
Mr Speaker,
Project financing can be a hurdle to new home construction, especially for apartments. So by helping people to buy off-the-plan and to buy early, we are giving builders a better chance of securing project finance.
These benefits will be delivered with our historic planning reforms and are part of the Keneally Government’s plans to energise the NSW housing and construction sector.
Our reforms include capping local government infrastructure levies, providing $35 million in direct assistance to local councils to fast-track development and a further $8.9 million to accelerate our planning reforms.
Mr Speaker,
The NSW housing sector is worth $17 billion a year and makes up almost 5 per cent of the State’s economy.

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Our initiatives represent a massive investment in the NSW housing construction sector, benefitting families and strengthening the NSW economy.
Today, I can also announce another zero stamp duty initiative.
For the next two years, when people aged over 65 purchase a newly-constructed home worth up to $600,000, they will pay no stamp duty — a saving of up to $22,490.
This will apply to people over 65 who sell their primary place of residence and move to a newly-constructed home — whether it’s a house or an apartment. This measure will assist over 65s considering downsizing.
It won’t matter at what stage of construction the home is — they will pay no stamp duty.
These initiatives build on the Keneally Government’s commitment to improve housing supply in New South Wales and boost housing construction rates — a key driver of economic growth.
Increasing NSW’s Competitiveness
Mr Speaker,
With New South Wales in a stronger financial position, the Keneally Government will support the future of businesses across the State.
We will work with them hand in hand to take full advantage of our economic recovery.
Today, I am proud to announce that the Keneally Government will further cut payroll tax — not once, but twice.
This will contribute to saving NSW businesses $4 billion over the six years to 2013-14.
These cuts will be simple, straightforward, permanent and fully-funded.
The payroll tax cut due to come into effect on January 1, 2011 will now be fast-tracked and brought forward to July 1 this year.
And, there will be another payroll tax cut on January 1, 2011 — lowering the NSW payroll tax rate to 5.45 per cent from that date.
This is the lowest payroll tax rate in New South Wales in more than 20 years.

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This is a huge boost for business as we continue to grow our State’s economy together. Businesses which did it tough and supported jobs during the global financial crisis deserve extra assistance now to take full advantage of the recovery.
Our message to the NSW business community is clear: The Keneally Government supports you — and will assist your future plans to grow with this State.
Remember that since 1995, the NSW Labor Government has consistently cut payroll tax from the 7 per cent we inherited from the previous Coalition Government.
In the two years from the start of 2009, we will have cut payroll tax four times. These tax cuts will allow NSW businesses to plan for the future with certainty, knowing the cuts are permanent and fully funded.
And we will continue to relieve business from the burdens of inefficiency and waste by slashing red tape through our $500 million savings target by June next year — with $338 million of red tape already slashed.
Mr Speaker,
We are working hard to support our innovative and globally competitive economy by attracting new investment and creating and sustaining jobs which complement NSW’s highly skilled workforce.
That is why this Budget adds a further $40 million to the State’s Major Investment Attraction Scheme to secure large ‘footloose’ projects for New South Wales and the jobs they generate.
We will provide $20 million for a film fund to keep New South Wales at the forefront of international film production, and $5 million has been allocated to support our local film and television industry
And to drive investment and growth in the State’s defence industry, $75 million will be invested to secure projects and build defence industry capability in the State.
A dedicated defence hub will be created in Sydney’s high tech corridor at Macquarie Park — focussing on defence systems, electronics and other related advanced technologies.
Mr Speaker, New South Wales is the smart State.
And these important measures are part of our strategy to continue to develop high value sectors of the diversified NSW economy. This strategy includes $52.9 million in 2010-11 to attract tourism to the State.

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The centrepiece of our cultural and tourist industry is the Sydney Opera House — attracting more than 7.4 million visitors a year.
The Government will invest $152 million over four years on improving the forecourt and upgrading vehicle access to improve public safety and security at the Sydney Opera House — the first major construction work undertaken at our national icon in the 37 years since it was completed.
Better Services — Infrastructure
Mr Speaker,
The State and Commonwealth stimulus measures were critical to putting Australia and New South Wales into the strong financial position we are in today.
As the stimulus works its way through this year’s Budget numbers and the next, our infrastructure investment will remain at all time highs with a total of $16.6 billion being invested in 2010-11.
Mr Speaker, we also will build on the success of the Community Building Partnership introduced last year, which has supported local jobs and is delivering 1,180 community infrastructure projects around New South Wales.
A further $35 million will be invested in this Budget to continue the fund.
Environment
Mr Speaker,
This Budget continues initiatives to support the environment and combat climate change — $222.6 million will be invested in a range of programs under the Climate Change Fund including $36.4 million to support energy efficiency in households and schools and $21.7 million to support six large scale renewable energy generation projects.
Improving Public Transport
Mr Speaker,
In February, the Government released its fully-funded $50.2 billion Metropolitan Transport Plan.
Today, I can announce that $22.3 billion will be invested over the next four years on delivering infrastructure projects outlined in the Plan.
That is, $22.3 billion for infrastructure delivering a better transport system.

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We will invest more this year to fast-track public transport projects.
I can announce we will bring forward the purchase of 100 new buses — a $72.3 million investment — this is in addition to the 406 new buses being acquired over the coming year.
And we will start building the Lilyfield to Dulwich Hill light rail extension this year with $55 million provided in this year’s Budget to accelerate delivery.
This Budget is about delivering the Metropolitan Transport Plan.
Our investment over the forward estimates includes:
•	$1 billion to commence work on the $4.5 billion Western Express Rail Service with new platforms at city stations — and a 5 kilometre priority tunnel to separate western Sydney services from inner city trains to increase frequency and improve travel times on Western Sydney train services

•	$1.7 billion to continue construction works for the South West Rail Link, due for completion in 2016

•	$230 million for extensions to the Sydney light rail network including acceleration of the Dulwich Hill Light Rail extension with up to 11 new stations and another 5.6 kilometres of track

•	Over $1.2 billion for bus priority measures and new bus depots along with more than 1,300 buses in four years

•	$6.7 billion for passenger rail projects including the Rail Clearways program and 626 state-of-the-art carriages

•	$56 million in cycleways to complete missing links

•	$10.6 billion investment in the road network including $3 billion for the Pacific Highway, $750 million for the Hume Highway, $680 million for the Great Western Highway and $500 million for the Princes Highway.
We will invest over the forward estimates $450 million on commuter infrastructure — with more than $31 million being invested this year on building new and upgraded transport interchanges, with work to start this year at Werrington, North Strathfield, Sutherland, Kingswood, Granville, Narwee, Allawah, Kogarah and Fairfield.
And $167 million will be invested in 2010-11 to deliver an extra 7,000 commuter car park spaces to encourage greater public transport use.

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Work will start on new car parks including Cabramatta, Mortdale, Mt Druitt, Padstow and Rockdale.
Real delivery backed by real dollars.
Law and Order
Mr Speaker,
No Government has invested more in our system of justice or provided greater support to police than this Government.
We now have the biggest, best-trained and best-equipped police force in the country.
The men and women on the frontline not only deserve our respect, they deserve the record investment in services we have consistently delivered.
That’s why I am proud to announce a record police Budget this year of $2.8 billion. An investment that includes the latest technology and the best facilities.
The Keneally Government will invest $3.3 million this year to deploy 25 new mobile police command units — and we will invest $8.6 million this year to deliver a new twin-engine police helicopter.
We will invest $3.1 million in the continued roll-out of Tasers and related equipment and $3.8 million to fit out more police vehicles with the latest Automatic Number Plate Recognition technology.
In 2010-11, $38.9 million will be provided to complete the building and opening of seven new police stations at Burwood, Camden, Granville, Kempsey, Lake Illawarra, Raymond Terrace and Wyong. And we will invest $1 million to build a tactical police training facility at Kingsgrove Police Station.
We will also invest heavily in justice and legal services — a record $828 million this year. We will build a new $94 million state-of-the-art justice precinct in Newcastle expected to open in 2014-2015. Planning will be completed this year and construction will start next year on the largest court complex outside Sydney.
We will also build a $15 million court complex for Armidale, to be completed in 2013. And $29 million will be invested in 2010-11 in the $96 million Supreme Court of NSW Law Courts building refurbishment.

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Education and Youth
Mr Speaker,
This Budget puts education at the forefront of the Government’s priorities giving our children and young people the best opportunities to reach their potential in life.
Education makes up more than one fifth of the Budget — second only to our record investment in Health.
Mr Speaker, we have seen in recent years New South Wales lead the way in literacy and numeracy — with our students last year achieving the best results in the country for spelling and New South Wales with the highest percentage of students in the top band of numeracy in years 3, 5, 7 and 9.
This Budget builds on the achievements in these critical learning areas.
We will invest $124 million for our Best Start initiative for kindergarten students over the next four years — because we know that early intervention gets the best results when it comes to improving literacy and numeracy skills.
This Budget includes joint funding of $224 million under the Smarter Schools National Partnerships.
These Partnerships mean that, together with the Commonwealth, more than $1 billion in funding will flow into NSW schools over the next 4 years — specifically into schools serving disadvantaged communities.
These funds will be used to attract and reward high quality teachers, run specialist literacy and numeracy programs, and provide additional family support services.
In 2010-11 the investment in education infrastructure includes:
•	$1.2 billion under the Building the Education Revolution program

•	$46 million for IT projects and 8 major new school building projects — at Bega Public School, Clarke Road School and Karonga School, and high schools at Bomaderry, Cabramatta, Kyogle, Picton and Ulladulla

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•	$175 million to continue implementing 46 major building works projects including:
•	Hazelbrook Public School

•	Homebush West Public School

•	Hurstville Education Precinct

•	East Hills Girls High School

•	Lisarow High School; and

•	Wollongong High School of the Performing Arts.
•	$395 million on minor school works across New South Wales including the Principals Priority Building Program, upgrades to student and teacher facilities and the Building Better Schools initiative for fencing, science labs, toilets, halls and gyms.
Together, with our recent increase in the school leaving age, we are strengthening the educational opportunities of school students in New South Wales.
Mr Speaker, as well as raising educational standards, we are equipping young people with the skills and experience they need for jobs and careers.
In this Budget we have committed more than $2 billion for vocational education and training to provide over 500,000 TAFE places as well as training for over 145,000 apprentices and to support some 20,000 young people who will commence a trade apprenticeship this year.
At a time when skills are in peak demand, trade schools are an important way of equipping our young people with vital skills.
Funding in 2010-11 includes a new trade school at Picton High as well as for the continuation of works at Chifley College in Bidwill, Wyndham College in Quakers Hill and Kingscliff TAFE.
Mr Speaker,
The impact of the global financial crisis on our shores was felt strongly by our young people. Too often they are the first to lose their jobs in a downturn, and the last to find work in the recovery.

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In this Budget we are boosting our youth and education programs with an additional $11.4 million over two years to support unemployed young people return to education or get into work.
This new package includes $5.5 million for 2,000 unemployed young people to undertake targeted pre-vocational training courses.
Our package also includes a further $3.9 million to fund employment advisers in schools and training centres in Western Sydney, the Central Coast and the Illawarra.
These advisers will assist our young people by providing them with a job road map and links to local training and employment opportunities.
Funding will also be provided to assist local PCYCs and youth centres so they can expand sporting facilities and leadership activities for our young people.
Health
Mr Speaker,
Good health services are the lifeblood of healthy communities.
On a typical day in New South Wales almost 5,000 people are admitted to a public hospital, 17,000 people spend the day in a public hospital and 1,000 patients undergo surgery.
In this Budget, we are investing a record $16.4 billion in health services for the people of New South Wales — with around 30 per cent of this record investment boosting health services in rural and regional New South Wales — and nearly $1 billion invested in new and improved health infrastructure.
The National Health and Hospital Network Agreement hammered out at COAG is a fundamental reform to public hospitals and their funding. Through the agreement, our Premier secured $1.2 billion in additional funding over the forward estimates to shorten waiting times for elective surgery — implement a new four-hour target for emergency departments — provide 500 additional beds for acute and sub-acute care — complete 11,000 more elective surgery procedures — and deliver more facilities for regional and rural patients requiring longer-term care.

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Mr Speaker,
Investment in mental health services in this Budget will increase to over $1.2 billion in 2010-11, including $21 million dedicated to mental health capital works like new or expanded mental health facilities at Nepean, Hornsby, and Prince of Wales Hospitals and completion of the Child and Adolescent Inpatient Unit at Shellharbour Hospital.
Mr Speaker,
It is one of this Government’s proudest achievements that since 1995 we have upgraded or rebuilt nearly every NSW hospital.
Today, we advance that achievement with further funding for the two largest hospital projects in NSW history. In 2010-11, $111.5 million has been allocated to continue the major redevelopment of Liverpool Hospital, a further $82.2 million will fund the continued development of Royal North Shore Hospital and a further $36.4 million will continue the expansion and upgrade of Nepean Hospital.
I can also announce today a new $92 million clinical services building at Royal North Shore and $90 million over four years to build Stage One of Wagga Wagga Base Hospital and $35.9 million for Multi Purpose Services in rural communities.
Mr Speaker,
We will increase investment in our Health Action Plan — Caring Together — to $125 million in 2010-11 to fund new clinical staff and improve patient care. And the Government will continue to support high quality clinical services with an investment of $76.4 million to include the roll out of electronic medical records and digital imaging.
We will invest $24.8 million into the NSW Ambulance Service to redevelop stations at Cessnock and Murwillumbah, complete stations from Batemans Bay to Byron Bay, upgrade technology and replace vehicles.
Protecting the Vulnerable
Mr Speaker,
The State has a responsibility to care for and protect the most vulnerable in our community.
In 2010-11 we will invest more than $1.6 billion in Community Services, including $680 million for out-of-home care for children who cannot be cared for by their families, $409 million for statutory child protection and $338 million for prevention and early intervention.

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In this Budget we continue our $750 million Keep them Safe program with an investment of $165 million in 2010-11. And we will expand the Community Builder’s Grants Program by investing an additional $10 million over four years.
Mr Speaker,
In 2010-11 the NSW Government will devote $2.4 billion for services to people with a disability, their carers and our older people. We are approaching the fifth year of the Government’s $1.3 billion Stronger Together disability services program — and consultation for the next phase is underway.
Conclusion
Mr Speaker,
The beacon of hope I spoke of last year has now lit a path to prosperity.
This Budget builds on our strong economic record and delivers for the people of New South Wales.
Mr Speaker,
We are an economy built on diverse foundations ranging from professional and financial services, housing and construction, education, retail and manufacturing, to high technology, agriculture, tourism and natural resources.
And we are stronger and more resilient for that diversity.
This Budget builds on that strength.
This Budget helps families and businesses.
This Budget boosts jobs and infrastructure investment.
Together we stood firm against the global economic crisis and together we will share the rewards of recovery as we build the next phase of our economic growth.
Mr Speaker,
This Budget secures NSW’s economic future.
I commend this Bill to the House.

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